

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Andrew B. Szafran
Senior Vice President and CFO
APAC Customer Services, Inc.
Bannockburn Lake Office Plaza 1
2333 Waukegan Road, Suite 100
Bannockburn, Illinois 60015

> **Re: APAC Customer Services, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2010**
> **File No. 000-26786**

Dear Mr. Szafran:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief